Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

09046057

SUPPL

May 8, 2009

DELIVERED BY COURIER

SEC
Mail Processing
Sectic
MAY 11 2009
Washington, DC
122

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

5/18

SCHEDULE

Press Releases

1. News Release – English, dated of filing April 27, 2009.

2. News Release – English, date of filing May 6, 2009.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. First Quarter 2009 Earnings Release and Conference Call

CALGARY, April 27 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its First Quarter 2009 results after the markets close on Wednesday, May 6, 2009. A conference call has been scheduled for 10:00 a.m. MT (12:00 noon ET) on Thursday, May 7, 2009. If you wish to participate in the conference call, please call (800) 814-4941 or (416) 644-3430 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O and Laura A. Cillis, Senior Vice President, Finance and C.F.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until May 14, 2009. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21304749 followed by the pound key.

%SEDAR: 00002062E

/For further information: For further information on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 08:00e 27-APR-09

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces First Quarter Results

CALGARY, May 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) is pleased to announce its financial and operating results for the three months ended March 31, 2009.

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HIGHLIGHTS

Three Months Ended March 31,	2009	2008	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)
Financial			
Revenue	180,388	145,627	24
Operating income(1)	27,427	29,477	(7)
Net income	5,528	14,269	(61)
Per share - basic & diluted	0.15	0.38	(61)
Cash flow from operations(2)	22,713	28,790	(21)
Per share - basic & diluted	0.60	0.77	(22)
EBITDA(3)	25,945	31,047	(16)
Per share - basic & diluted	0.69	0.83	(17)
Working capital (end of period)	129,532	111,989	16
Shareholders' equity (end of period)	402,537	377,056	7
Weighted average common shares outstanding (No.)			
Basic	37,742	37,388	1
Diluted	37,742	37,464	1
Operating (end of period) (No.)			
Fracturing spreads			
Conventional fracturing(4)	25	24	4
Coalbed methane(4)	2	4	(50)
Total(4)	27	28	(4)
Coiled tubing units	18	18	-
Cementing units	20	17	18

(1) Operating income is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administrative expenses. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to

similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(4) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three months ended March 31, 2009 and discuss our prospects for the remainder of the year. During the first quarter, our Company:

- experienced strong fracturing and cementing activity levels in the Fayetteville shale play in Arkansas;
- signed five annual contracts for the provision of fracturing and coiled tubing services in Western Siberia during 2009;
- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division; and
- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of $0.9 million in the first quarter and a 16% reduction in personnel.

Financial Highlights

For the three months ended March 31, 2009, the Company achieved:

- revenue of $180.4 million, an increase of 24 percent from 2008;
- net income of $5.5 million or $0.15 per share compared to $14.3 million or $0.38 per share in the same period in 2008;
- cash flow from operations before changes in non-cash working capital of $22.7 million or $0.60 per share versus $28.8 million or $0.77 per share in the same quarter of 2008; and
- exited the quarter in strong financial condition with working capital of $129.5 million and $60.0 million of unutilized credit facilities.

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Given the uncertainty and pessimism currently being experienced in the global economy which has resulted in low commodity pricing, restricted access to capital for the exploration and production sector and reduced rates of oil and natural gas drilling in western Canada and parts of the United States, Calfrac's geographical and service line diversification was a great benefit during the quarter. Solid performance by our international operations and continued growth in the United States helped to offset weakness in our Canadian segment. Strength in certain regional North American markets helped to offset declining activity levels in others. Calfrac has entered the second quarter of 2009 with a solid balance sheet, good access to credit and relatively strong cash flow.

Operational Highlights

Canada

The Company's fracturing and coiled tubing operations located in the deeper basins of northern Alberta and northeast British Columbia were active

during the first quarter of 2009 but below expectations. Activity levels for all service lines in western Canada were focused on the Montney and Horn River unconventional natural gas resource plays, as Calfrac continued to expand in northeast British Columbia in order to serve these emerging unconventional reservoirs. In addition, the shallow gas and coalbed methane fracturing markets of southern and central Alberta were relatively active during the first quarter, despite weakening natural gas prices. In response to the market slowdown in western Canada at the end of the first quarter, the Company initiated significant cost cutting measures including reductions of personnel, salary rollbacks and discretionary spending constraints.

United States

In the United States, strong fracturing and cementing activity levels in the Fayetteville basin continued to drive the financial performance of this operating region, which delivered increases in both revenue and operating income. However, steadily weakening natural gas prices significantly impacted fracturing activity levels in the Rockies during the first quarter. In response to these adverse market conditions, the Company transferred personnel and equipment into Arkansas and realigned its cost structure in the United States, including workforce reductions, salary rollbacks and reducing discretionary spending.

Russia

During the first quarter, fracturing and coiled tubing activity levels in Western Siberia were better than anticipated resulting in improved financial performance from this geographic segment. The reported Canadian dollar financial results, however, were negatively impacted by a 17 percent decline in the value of the Russian rouble from the fourth quarter of 2008. Five new annual contracts were signed in the first quarter and the Company is expecting to sustain equipment utilization at the levels experienced during the first quarter.

Mexico

Financial and operating results for Mexico in the first quarter of 2009 were very encouraging, primarily due to the completion of a greater number of larger and more technically demanding jobs. The Company expects this positive momentum to continue throughout the remainder of the year.

Argentina

Calfrac's cementing operations in Argentina achieved strong activity levels and financial performance during the first quarter due to higher drilling activity and a more diversified customer base. The Company entered this new market with minimal capital investment during the second quarter of 2008. This conservative approach is bearing fruit and the Company intends to continue to develop new market opportunities as the Argentina business environment improves.

Future Prospects

The global economic slowdown has reduced demand for oil and natural gas which has led to significantly lower North American drilling activity levels and intense price competition for pressure pumping services in Canada and the United States. In response to these difficult market conditions, the Company has proactively aligned its cost structure by reducing its Canadian and United States workforce by approximately 30 percent including reductions that will be completed by the middle of May, instituting wage rollbacks of between 3 percent and 20 percent for employees in exchange for a reduced work schedule, lowering its 2009 capital program to $15.0 million and cutting discretionary spending. In addition, Calfrac is implementing cost rationalization measures throughout its supply chain in an effort to further reduce operating expenses.

The Company also suspended primary cementing operations in the Canadian market, but will honour any long-term projects and continue to provide remedial cementing services from its district bases. These measures are underpinned by the Company's financial foundation of a strong balance sheet, including the year-over-year increase in working capital from approximately $112 million to approximately $130 million entering the second quarter.

In April 2009, Calfrac made an organizational change in the Canadian operating division's senior management team. Bruce Payne was appointed President of the Company's Canadian Division, replacing Don Battenfelder, who will remain with the organization as Vice President, Operations in Canada. Bruce was most recently the Company's Vice President, Operations in the United States and has over 35 years of pressure pumping services experience, including a diverse background in operations, finance, sales and marketing and technology. This organizational change is expected to deliver improvements in the Canadian segment's operational and financial performance.

To date in the second quarter of 2009, Calfrac continues to be active in northwest Alberta and northeast British Columbia as certain operators in the oil and natural gas industry continue to focus on drilling in unconventional reservoirs. Drilling activity levels after the end of spring break-up in Canada are highly uncertain and will depend on commodity prices and the availability of investment capital, however, activity levels in the Montney, Horn River and Bakken resource plays are expected to be relatively strong.

In the United States, fracturing and cementing activity levels in the Fayetteville shale play of Arkansas are expected to remain relatively strong throughout the remainder of 2009. In response to increasing customer demand, Calfrac recently transferred a fourth fracturing spread and an additional cementing crew into this market. Competitive pricing pressures, however, are anticipated to reduce operating margins during the rest of the year. The Company's fracturing operations based in Colorado are expected to continue to experience low levels of activities in this area until natural gas prices increase significantly and, accordingly, the Company has reduced the labour force in these regions as well as transferred equipment and personnel into areas of higher activity.

In Russia, the Company has five signed annual contracts for the provision of fracturing and coiled tubing services with two of that country's largest oil and natural gas companies. As a result, Calfrac's equipment fleet of three fracturing spreads and five coiled tubing units is expected to remain highly utilized throughout 2009. While the most recent tender process has resulted in lower pricing, the Company does expect that its equipment will be more highly utilized, resulting in guarded optimism about 2009 revenue and operating income for this region.

The solid operating and financial performance achieved in Mexico during the first quarter of 2009 is expected to continue. In Argentina, the Company plans to introduce acidizing services early in the second quarter, broadening the scale of operations in this market. The Company's management team in Latin America will continue to evaluate opportunities that could expand the scale of these operations into other service lines and operating regions in the future.

Overall, the global economic recession is expected to reduce short-term demand for pressure pumping services, particularly in North America; however, Calfrac's long-term outlook for the pressure pumping industry remains strong. Calfrac has taken proactive steps to rationalize its cost structure and improve operating efficiencies. The Company will maintain its strong balance sheet while striving to best execute its strategy through these adverse market conditions. Calfrac believes that this approach leaves it well-positioned to capitalize on future opportunities.

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On behalf of the board of directors,

Douglas R. Ramsay
President & Chief Executive Officer

May 5, 2009

First Quarter 2009 Overview

In the first quarter of 2009, the Company:

- increased revenue by 24 percent to $180.4 million from $145.6 million in the first quarter of 2008;
- reported net income of $5.5 million or $0.15 per share compared to $14.3 million or $0.38 per share in the comparable 2008 period;
- reported operating income of $27.4 million in the first quarter of 2009;
- generated cash flow from operations of $22.7 million or $0.60 per share;
- incurred capital expenditures of $15.9 million primarily to bolster the Company's fracturing equipment fleet;
- experienced strong fracturing and cementing activity levels in the Fayetteville shale play in Arkansas;
- signed five annual contracts for the provision of fracturing and coiled tubing services in Western Siberia during 2009;
- combined Calfrac's Mexico and Argentina operations under an experienced management team to form a new Latin America division;
- initiated cost reduction measures in Canada and the United States through workforce planning which resulted in restructuring costs of $0.9 million in the first quarter and a 16% reduction in personnel; and
- incurred a foreign exchange loss of $1.6 million in the first quarter of 2009 versus a foreign exchange gain of $1.4 million in the comparable period of 2008.

Financial Overview - Three Months Ended March 31, 2009 Versus Three Months Ended March 31, 2008

Canada

Three Months Ended March 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	85,074	83,085	2
Expenses			
Operating	73,017	60,172	21
SG&A	2,720	2,310	18
	75,737	62,482	21
Operating income(1)	9,337	20,603	(55)
Operating income (%)	11.0%	24.8%	(56)
Fracturing revenue per job ($)	83,859	52,995	58
Number of fracturing jobs	865	1,273	(32)

(1) Refer to "Non-GAAP Measures" below for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the first quarter of 2009 increased by 2 percent to $85.1 million from $83.1 million in the

comparable three-month period of 2008. Canadian fracturing revenue for the quarter totalled $72.5 million, an increase of 8 percent from the $67.5 million generated in the corresponding quarter of 2008. The Company completed 865 Canadian fracturing jobs for average revenue of $83,859 per job in the first quarter of 2009 compared to 1,273 jobs for average revenue of $52,995 per job in the comparable period of 2008. The higher average revenue per job was primarily due to an increase in the proportion of larger jobs completed in the Montney and Horn River plays located in northwest Alberta and northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas market of southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $1.6 million from the comparable period in 2008 to $9.7 million in the first quarter of 2009. During this period Calfrac completed 545 jobs for average revenue of $17,862 per job compared to 1,036 jobs for average revenue of $7,813 per job in the comparable quarter of 2008. The increase in the average revenue per job was due primarily to an increase in activity in the deeper reservoirs of western Canada, including the Montney play, which generates fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the first quarter of 2009 realized revenue of $2.8 million, a 63 percent decrease from the $7.5 million recorded in the corresponding quarter of 2008. For the three months ended March 31, 2009, the Company completed 267 jobs for average revenue of $10,491 per job, compared to 986 jobs for average revenue of $7,635 per job in the comparative period of 2008. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures. The steep decline in the number of jobs was due mainly to the continued reduction in the number of wells being completed in western Canada, especially shallow gas wells in the southern Alberta market.

Operating Expenses

Operating expenses in Canada increased by 21 percent to $73.0 million during the first quarter of 2009 from $60.2 million in the same period of 2008. The increase in Canadian operating expenses was mainly due to higher levels of activity in the unconventional reservoirs of western Canada, an increase in equipment repair expenses and restructuring costs, offset slightly by lower fuel expenses.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for Calfrac's Canadian operations were $2.7 million during the first quarter of 2009, an increase of 18 percent from the corresponding period of 2008 due primarily to higher personnel costs.

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United States

Three Months Ended March 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	68,542	40,875	68
Expenses			
Operating	49,163	27,426	79
SG&A	2,140	2,086	3
	51,303	29,512	74
Operating income(1)	17,239	11,363	52

Operating income (%)	25.2%	27.8%	(9)
Fracturing revenue per job ($)	105,865	67,966	56
Number of fracturing jobs	593	587	1
Cdn$/US$ average exchange rate(2)	1.2453	1.0042	24

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations increased significantly during the first quarter of 2009 to $68.5 million from $40.9 million in the comparable quarter of 2008. In the first quarter of 2009, the Company completed 593 fracturing jobs in the United States for average revenue of $105,865 per job compared to 587 jobs for average revenue of $67,966 per job in the first three months of 2008. The increase in United States revenue and revenue per job were due primarily to higher fracturing activity levels in Arkansas combined with the appreciation in the value of the United States dollar, offset partially by lower fracturing activity levels in Colorado. Higher cementing activity in Arkansas during the first quarter of 2009 also contributed to the increase in revenue from the comparative three-month period in 2008.

Operating Expenses

Operating expenses in the United States were $49.2 million for the first quarter of 2009, an increase of 79 percent from the comparative period in 2008 primarily due to a higher revenue base, the impact of the higher value of the United States dollar, higher proppant and equipment repair expenses as well as higher operating costs related to the increased scale and activity levels from the Company's cementing operations in Arkansas.

SG&A Expenses

SG&A expenses in the United States during the first quarter of 2009 increased by 3 percent from the comparable period in 2008 to $2.1 million primarily due to the appreciation in the value of the United States dollar, offset partially by lower compensation expenses.

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Russia

Three Months Ended March 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	14,965	14,877	1
Expenses			
Operating	10,911	12,467	(12)
SG&A	878	700	25
	11,789	13,167	(10)
Operating income(1)	3,176	1,710	86
Operating income (%)	21.2%	11.5%	84
Fracturing revenue per job ($)	75,211	141,341	(47)
Number of fracturing jobs	134	62	116
Cdn$/Rouble average exchange rate(2)	0.0367	0.0415	(12)

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
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Revenue

During the first quarter of 2009, the Company's revenue from Russian operations increased by 1 percent to $15.0 million from $14.9 million in the corresponding three-month period of 2008. Fracturing revenue in the first three months of 2009 was $10.1 million versus $8.8 million in the corresponding quarter of 2008. In the first quarter of 2009, the Company completed 134 Russian fracturing jobs for average revenue of $75,211 per job compared to 62 jobs for average revenue of $141,341 per job in the comparable period of 2008.

Revenue from the Company's coiled tubing operations in Western Siberia during the first quarter of 2009 decreased to $4.9 million from $6.1 million in the comparable period of 2008. During this period, Calfrac completed 109 jobs for average revenue of $44,831 per job compared to 88 jobs for average revenue of $69,478 per job in the comparable quarter of 2008.

In Russia, fracturing and coiled tubing revenue per job for the three months ended March 31, 2009 decreased from the comparable period in 2008 mainly due to smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 12 percent versus the Canadian dollar. Total revenue during the first quarter of 2009 was consistent with the comparative three-month period in 2008 primarily due to the impact of the above-noted items being offset by higher fracturing and coiled tubing activity levels.

Operating Expenses

Operating expenses in Russia in the first quarter of 2009 were $10.9 million compared to $12.5 million in the corresponding period of 2008. The decrease in operating expenses was primarily due to the depreciation in the Russian rouble against the Canadian dollar and better equipment utilization.

SG&A Expenses

SG&A expenses in Russia were $0.9 million for the three-month period ended March 31, 2009 versus $0.7 million in the same quarter of 2008. The increase was primarily due to an increase in personnel costs, offset partially by the depreciation of the Russian rouble.

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Latin America

Three Months Ended March 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	11,807	6,790	74
Expenses			
Operating	9,073	7,290	24
SG&A	423	106	299
	9,496	7,396	28
Operating income(1)	2,311	(606)	481
Operating income (%)	19.6%	-8.9%	320
Cdn$/Mexico Peso average exchange rate(2)	0.0867	0.0929	(7)
Cdn$/Argentina Peso average exchange rate(2)	0.3444	0.3161	9

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $11.8 million during the first quarter of 2009 versus $6.8 million in the comparable three-month period in 2008. For the three months ended March 31, 2009 and 2008, revenue generated through subcontractors was $3.2 million and $3.1 million, respectively. The increase in revenue was primarily due to the completion of larger fracturing jobs in Mexico and the commencement of cementing operations in Argentina during the second quarter of 2008.

Operating Expenses

Operating expenses in Latin America for the three months ended March 31, 2009 increased from the comparative period in 2008 by 24 percent to $9.1 million. This increase was due primarily to higher product costs related to the completion of larger fracturing jobs in Mexico combined with incremental expenses related to the Company's operations in Argentina which began during the second quarter of 2008.

SG&A Expenses

SG&A expenses in Latin America increased by $0.3 million from the comparable quarter of 2008 to $0.4 million in the first quarter of 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

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Corporate

Three Months Ended March 31,	2009	2008	Change
(000s)	($)	($)	(%)
(unaudited)			
Expenses			
Operating	779	530	47
SG&A	3,857	3,063	26
	4,636	3,593	29
Operating loss(1)	(4,636)	(3,593)	(29)

(1) Refer to "Non-GAAP Measures" below for further information.
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Operating Expenses

Operating expenses primarily relate to manufacturing and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 47 percent increase in Corporate operating expenses from the first quarter of 2008 is mainly due to an increase in the number of personnel directly supporting the Company's broader scale of operations.

SG&A Expenses

For the three months ended March 31, 2009, Corporate SG&A expenses increased by 26 percent to $3.9 million, mainly due to higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $3.7 million for the first quarter of 2009 increased by $1.0 million from $2.7 million in the comparable period of 2008. This increase was primarily due to higher reported interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the $20.0 million drawdown on the Company's revolving term facility during the first three months of 2009.

For the three months ended March 31, 2009, depreciation expense increased by 26 percent to $14.9 million from $11.8 million in the corresponding quarter of 2008, mainly as a result of the Company's larger fleet of equipment operating in North America and the appreciation in the value of the United States dollar.

Foreign Exchange Losses (Gains)

The Company incurred a foreign exchange loss of $1.6 million during the first quarter of 2009 versus a foreign exchange gain of $1.4 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the change in foreign exchange losses (gains) was mainly due to the depreciation of the Russian rouble against the Canadian dollar and the impact of the depreciation of the Canadian dollar on United States dollar denominated liabilities held in Canada.

Income Tax Expenses

The Company recorded income tax expense of $1.8 million during the first quarter of 2009 compared to $2.3 million in the comparable period of 2008. For the three months ended March 31, 2009, Calfrac recorded a current income tax expense of $0.6 million compared to a tax recovery of $0.1 million in the corresponding period in 2008. Calfrac recorded a future income tax expense of $1.1 million for the quarter ended March 31, 2009 compared to $2.4 million for the same period of 2008. The decrease in total income tax expense was primarily due to lower Company profitability and significant foreign exchange losses in Russia which related to the Company's U.S. dollar denominated long-term debt and are deductible for income taxes. The effective income tax rate for the three months ended March 31, 2009 was 24 percent compared to an effective tax rate of 14 percent in the same quarter of 2008. The effective income tax rate for the first quarter of 2009 increased from the comparable period in 2008 mainly due to higher earnings in the United States, where the Company incurs income taxes at higher effective tax rates.

Net Income

Net income was $5.5 million or $0.15 per share in the first quarter of 2009 versus $14.3 million or $0.38 per share in the same period of 2008 primarily due to higher operating expenses ($35.1 million), an increase in depreciation costs ($3.1 million), foreign exchange losses instead of foreign exchange gains ($3.0 million), higher SG&A expenses ($1.8 million), and an increase in net interest expenses ($1.0 million), offset partially by higher revenue ($34.8 million) and lower income tax expenses ($0.6 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2009 decreased to $22.7 million or $0.60 per

share from $28.8 million or $0.77 per share during the same period in 2008. The decrease in cash flow from operations in the 2009 first quarter from the 2008 first quarter resulted mainly from an increase in operating expenses ($35.1 million), foreign exchange losses instead of gains ($3.0 million), higher SG&A expenses ($1.8 million), current income tax expenses ($0.7 million) and interest costs ($1.0 million) offset partially by higher revenue ($34.8 million).

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Quarterly Financial Summary

Three Months Ended	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	87,778	129,585	114,450	145,627
Operating income(1)	15,614	34,024	19,872	29,477
Net income (loss)	(303)	16,441	3,653	14,269
Per share - basic	(0.01)	0.45	0.10	0.38
Per share - diluted	(0.01)	0.45	0.10	0.38
Cash flow from operations(1)	10,835	28,398	19,582	28,790
Per share - basic	0.30	0.78	0.53	0.77
Per share - diluted	0.30	0.78	0.53	0.77
EBITDA(1)	14,569	34,107	18,790	31,047
Per share - basic	0.40	0.94	0.51	0.83
Per share - diluted	0.40	0.93	0.51	0.83
Capital expenditures	19,972	11,345	12,101	14,820
Working capital (end of period)	86,971	99,696	92,156	111,989
Shareholders' equity (end of period)	321,218	336,858	350,915	377,056
Operating				
Fracturing spreads (end of period) (No.)				
Conventional(2)	23	24	24	24
Coalbed methane(2)	4	4	4	4
Total(2)	27	28	28	28
Coiled tubing units (end of period) (No.)	15	17	18	18
Cementing units (end of period) (No.)	15	16	16	17

Three Months Ended	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				

Revenue	94,657	151,650	172,430	180,388
Operating income(1)	(1,008)	27,812	25,658	27,427
Net income (loss)	(15,469)	11,203	7,861	5,528
Per share - basic	(0.41)	0.30	0.21	0.15
Per share - diluted	(0.41)	0.30	0.21	0.15
Cash flow from operations(1)	(9)	27,128	24,838	22,713
Per share - basic	-	0.72	0.66	0.60
Per share - diluted	-	0.72	0.66	0.60
EBITDA(1)	(813)	26,983	26,740	25,945
Per share - basic	(0.02)	0.71	0.71	0.69
Per share - diluted	(0.02)	0.71	0.71	0.69
Capital expenditures	19,341	18,414	32,233	15,857
Working capital (end of period)	94,056	104,700	100,575	129,532
Shareholders' equity (end of period)	364,068	378,890	393,476	402,537
Operating				
Fracturing spreads (end of period) (No.)				
Conventional(2)	25	25	24	25
Coalbed methane(2)	4	4	2	2
Total(2)	29	29	26	27
Coiled tubing units (end of period) (No.)	18	18	18	18
Cementing units (end of period) (No.)	17	18	18	20

(1) Refer to "Non-GAAP Measures" section below for further information.
(2) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

Liquidity and Capital Resources

Three Months Ended March 31,	2009	2008
(000s) (unaudited)	($)	($)
Cash provided by (used in):		
Operating activities	13,985	11,580
Financing activities	15,000	5,256
Investing activities	(22,292)	(21,019)
Effect of exchange rate changes on cash and cash equivalents	2,082	1,701
Increase (decrease) in cash and cash equivalents	8,775	(2,482)

>>

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $22.7 million during the first quarter of 2009 compared to $28.8 million in the same period of 2008. The decrease was primarily due to

higher operating and SG&A expenses being partially offset by higher revenues as discussed above under "Cash Flow". Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at March 31, 2009, Calfrac had working capital of $129.5 million, an increase of $17.5 million from March 31, 2008. The increase in working capital was primarily due to an increase in accounts receivable and inventory partially offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of March 2008. The Company reviewed its quarter-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.1 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities in the first quarter of 2009 increased to $15.0 million from $5.3 million in the same period of 2008 as the Company drew $20.0 million on its revolving term credit facility and repaid $5.0 million on its operating line of credit during the first quarter of 2009.

In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate plus 0.75 percent, United States base rate plus 0.75 percent, LIBOR plus 2.25 percent or bankers' acceptances plus 2.25 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 1.0 percent, United States base rate plus 1.0 percent, LIBOR plus 2.5 percent or bankers' acceptances plus 2.5 percent. As of March 31, 2009, the Company had drawn $10.0 million on its operating line of credit and $20.0 million on its revolving term loan, with a further $60 million in immediately available credit should these funds be required.

At March 31, 2009, the Company had cash and cash equivalents of $45.3 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

Investing Activities

For the first quarter of 2009, Calfrac's net cash used for investing activities was $22.3 million, up from $21.0 million for the same period of 2008. Capital expenditures were $15.9 million in the first three months of 2009, an increase of $1.0 million from the same period in the prior year. Capital expenditures in 2009 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and

cash equivalents during the first quarter of 2009 was a gain of $2.1 million versus a gain of $1.7 million during the same period of 2008. These gains relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at April 30, 2009, there were 37,741,561 common shares issued and outstanding, and 2,746,874 options to purchase common shares.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the

Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, cash flow from operations and EBITDA. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

First Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2009 first quarter results at 10:00 a.m. (Mountain Daylight Time) on Thursday, May 7, 2009. The conference call dial-in number is 1-800-814-4941 or 416-644-3430. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 (once connected, enter 21304749 followed by the number sign). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

<<

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	45,267	36,492
Accounts receivable	132,390	120,048
Income taxes recoverable	6,564	6,681
Inventory	41,924	41,123
Prepaid expenses and deposits	5,607	5,813
	231,752	210,157
Capital assets	467,917	459,874
Goodwill	10,523	10,523
Future income taxes	14,456	11,218
	724,648	691,772

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	92,220	94,582
Bank loan (note 4)	10,000	15,000
	102,220	109,582
Long-term debt (note 5)	185,773	159,899
Other long-term liabilities	1,356	1,368
Future income taxes	29,411	24,815
Deferred credit	3,268	2,588
Non-controlling interest	83	44
	322,111	298,296
Shareholders' equity		
Capital stock (note 6)	168,813	168,813
Contributed surplus (note 7)	8,272	7,297
Retained earnings	217,180	211,652
Accumulated other comprehensive income	8,272	5,714
	402,537	393,476
	724,648	691,772

Contingencies (note 11)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2009	2008
(000s, except per share data) (unaudited)	($)	($)
Revenue	180,388	145,627
Expenses		
Operating	142,944	107,886
Selling, general and administrative	10,017	8,264
Depreciation	14,928	11,810
Interest, net	3,688	2,694
Equity share of income from long-term investments	-	(122)
Foreign exchange losses (gains)	1,554	(1,426)
Gain on disposal of capital assets	(72)	(22)
	173,059	129,084
Income before income taxes and non-controlling interest	7,329	16,543
Income taxes		
Current	634	(102)
Future	1,128	2,431
	1,762	2,329
Income before non-controlling interest	5,567	14,214

Non-controlling interest	39	(55)
Net income for the period	5,528	14,269
Retained earnings, beginning of period	211,652	198,039
Retained earnings, end of period	217,180	212,308
Earnings per share		
Basic	0.15	0.38
Diluted	0.15	0.38

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Three Months Ended March 31,	2009	2008
(000s) (unaudited)	($)	($)
Net income for the period	5,528	14,269
Other comprehensive income		
Change in foreign currency translation adjustment	2,558	1,564
Comprehensive income	8,086	15,833
Accumulated other comprehensive income (loss), beginning of period	5,714	(6,204)
Other comprehensive income for the period	2,558	1,564
Accumulated other comprehensive income (loss), end of period	8,272	(4,640)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2009	2008
(000s) (unaudited)	($)	($)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the period	5,528	14,269
Items not involving cash		
Depreciation	14,928	11,810
Amortization of debt issue costs	187	152
Stock-based compensation	975	327
Equity share of income from long-term investments	-	(122)
Gain on disposal of capital assets	(72)	(22)
Future income taxes	1,128	2,431

Non-controlling interest	39	(55)
Funds provided by operations	22,713	28,790
Net change in non-cash operating assets and liabilities	(8,728)	(17,210)
	13,985	11,580
FINANCING ACTIVITIES		
Bank loan proceeds	5,000	-
Issue of long-term debt	20,000	-
Bank loan repayments	(10,000)	-
Net proceeds on issuance of common shares	-	5,256
	15,000	5,256
INVESTING ACTIVITIES		
Purchase of capital assets	(15,857)	(14,820)
Proceeds on disposal of capital assets	31	105
Acquisitions, net of cash acquired (note 9)	-	(6,117)
Long-term investments and other	-	243
Net change in non-cash working capital from purchase of capital assets	(6,466)	(430)
	(22,292)	(21,019)
Effect of exchange rate changes on cash and cash equivalents	2,082	1,701
Increase (decrease) in cash position	8,775	(2,482)
Cash and cash equivalents, beginning of period	36,492	39,104
Cash and cash equivalents, end of period	45,267	36,622

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009
(figures in text and tables are in 000s except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian

Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets. Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

(b) In 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting in 2011, the Company has developed its project plan and is assessing the potential impacts of this changeover accordingly.

4. BANK LOAN

The Company has an operating loan facility of $25,000 payable on demand and bearing interest at the bank's prime rate plus 0.75 percent, of which $10,000 was drawn at March 31, 2009 (December 31, 2008 - $15,000). The facility is secured by a general security agreement over all Canadian and U.S. assets of the Company.

5. LONG-TERM DEBT

As at	March 31, 2009	December 31, 2008
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	170,276	164,430
Less: unamortized debt issue costs	(4,503)	(4,531)
	165,773	159,899
$65,000 extendible revolving term loan facility bearing interest at the bankers' acceptance rate plus stamping fees of 2.50%, secured by a general security agreement over all Canadian and U.S. assets of the Company	20,000	-
	185,773	159,899

The fair value of the senior unsecured notes based on the closing price at March 31, 2009 was $80,881 (December 31, 2008 - $77,282).

The extendible revolving term loan facility is repayable in 15 equal quarterly principal instalments of $800 commencing March 31, 2010, and a final payment of $8,000 on December 31, 2013, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary date at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay the loan principal without penalty.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($000s)
Balance, January 1, 2009	37,741,561	168,813
Issued upon exercise of stock options	-	-
Issued on acquisitions	-	-
Purchased under Normal Course Issuer Bid	-	-
Balance, March 31, 2009	37,741,561	168,813

The weighted average number of common shares outstanding for the three months ended March 31, 2009 was 37,741,561 basic and 37,741,561 diluted (2008 - 37,387,770 basic and 37,463,950 diluted). The difference between basic and diluted shares for the three months ended March 31, 2008 was attributable to the dilutive effect of stock options issued by the Company and the shares held in trust.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2009	7,297
Stock options expensed	975
Stock options exercised	-
Balance, March 31, 2009	8,272

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Balance, January 1, 2009	2,043,344	21.69
Granted during the period	822,500	8.35
Exercised for common shares	-	-
Forfeited	(22,966)	19.15
Expired	(35,000)	37.86
Balance, March 31, 2009	2,807,878	17.60

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation

expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	Amount
(000s)	($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	6,638

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable

to similar measures used by other companies.

At March 31, 2009, the long-term debt to cash flow ratio was 2.49:1 (December 31, 2008 - 1.98:1) calculated on a 12-month trailing basis as follows:

As at	March 31, 2009	December 31, 2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs)	185,773	159,899
Cash flow	74,670	80,747
Long-term debt to cash flow ratio	2.49	1.98

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $11,440 (6,846 Euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of

the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $57 (34 Euros), plus interest. NAPC has appealed this decision, and a hearing date of June 2, 2009 has been set. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action, which is seeking damages of approximately $1,161 (695 Euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

12. COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current period.

13. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended March 31, 2009						
Revenue	85,074	14,965	68,542	11,807	-	180,388
Operating income (loss)(1)	9,337	3,176	17,239	2,311	(4,636)	27,427
Segmented assets	308,251	112,733	279,236	24,428	-	724,648
Capital expenditures	9,805	360	4,994	698	-	15,857
Goodwill	7,236	979	2,308	-	-	10,523
Three Months Ended March 31, 2008						
Revenue	83,085	14,877	40,875	6,790	-	145,627
Operating income (loss)(1)	20,603	1,710	11,363	(606)	(3,593)	29,477
Segmented assets	274,634	103,751	198,544	15,429	-	592,358
Capital						

expenditures	3,033	543	9,443	1,801	-	14,820
Goodwill	7,236	979	2,308	-	-	10,523

(1) Operating income (loss) is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2009	2008
(000s)	($)	($)
Fracturing	152,792	119,791
Coiled tubing	14,622	14,208
Cementing	9,822	8,507
Other	3,152	3,121
	180,388	145,627

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 22:07e 06-MAY-09